SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April, 2011

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseongdong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation (“KEPCO”) hereby announces its audited consolidated statements of financial position, statements of operations, statement of changes in shareholders’ equity and statements of cash flows information for fiscal years 2009 and 2010 as attached hereto.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2009 AND 2010

	Won				U.S. dollars
	2009		2010		2010
	(In millions)				(In thousands)
Assets
Property, plant and equipment:	(Won)	115,483,190	(Won)	122,262,324	$99,351,799
Less: accumulated depreciation		(50,183,508)		(56,099,984)	(45,587,505)
Less: accumulated impairment losses		(22,935)		(13,265)	(10,779)
Less: construction grants		(6,152,485)		(6,993,712)	(5,683,172)

		59,124,262		59,155,363	48,070,342
Construction in-progress		14,909,169		19,744,150	16,044,328

Net property, plant and equipment		74,033,431		78,899,513	64,114,670

Investments and other assets:
Long-term investment securities		3,542,283		4,764,710	3,871,859
Long-term loans		584,327		812,232	660,029
Financial derivatives		756,034		375,757	305,345
Intangible assets		682,345		455,822	370,406
Deferred income tax assets		1,689,851		1,145,548	930,886
Other non-current assets		890,860		768,286	624,318

Total non-current assets		82,179,131		87,221,898	70,877,538

Current assets:
Cash and cash equivalents		1,489,390		2,907,285	2,362,494
Trade receivables, less allowance for doubtful accounts of (Won)48,161 million in 2008 and (Won)61,094 million in 2009		3,189,923		3,695,384	3,002,912
Other accounts receivable, less allowance for doubtful accounts of (Won)19,509 million in 2008 and (Won)28,380 million in 2009		1,341,520		1,331,462	1,081,962
Short-term investment securities		10,420		509	414
Short-term financial instruments		356,115		571,310	464,253
Financial derivatives		144,449		100,148	81,381
Inventories		3,894,878		3,479,690	2,827,637
Deferred income tax assets		353,103		786,630	639,225
Other current assets		249,102		326,082	264,978

Total current assets		11,028,900		12,388,500	10,067,040

Total assets	(Won)	93,208,031	(Won)	99,610,398	$80,944,578

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF DECEMBER 31, 2009 AND 2010

	Won				U.S. dollars
	2009		2010		2010
	(In millions)				(In thousands)
Liabilities and Shareholders’ Equity

Shareholders’ equity:
Common stock of (Won)5,000 par value authorized 1,200,000,000 shares - Issued and outstanding 641,567,712 shares in 2009 and 2010	(Won)	3,207,839	(Won)	3,207,839	$2,606,728
Capital surplus		14,668,563		14,764,631	11,997,912
Capital adjustments		(741,587)		(741,587)	(602,622)
Accumulated other comprehensive income		487,211		453,928	368,867
Retained earnings:
Appropriated		23,509,731		23,432,019	19,041,134
Before appropriations		(104,523)		(98,967)	(80,422)
Noncontrolling interest in consolidated subsidiaries		376,573		470,738	382,527

Total shareholders’ equity		41,403,807		41,488,601	33,714,124

Long-term liabilities:
Long-term debt, net		27,840,626		33,089,247	26,888,710
Borrowings under conditional agreements		15,317		18,295	14,867
Long-term other account payable		3,576,369		4,010,162	3,258,705
Accrual for retirement and severance benefits, net		1,772,680		1,688,189	1,371,842
Liability for decommissioning costs		5,695,224		5,976,326	4,856,433
Provision for decontamination of transformer		231,470		278,011	225,915
Reserve for self insurance		121,416		123,098	100,031
Financial derivatives		34,983		209,448	170,200
Deferred income tax liabilities		972,077		990,116	804,580
Other long-term liabilities		796,359		151,519	123,126

Total long-term liabilities		41,056,521		46,534,411	37,814,408

Current liabilities:
Trade payables		1,928,442		2,425,394	1,970,904
Other accounts payable		835,067		622,098	505,524
Short-term borrowings		684,480		457,426	371,710
Current portion of long-term debt, net		5,778,813		6,311,649	5,128,920
Income tax payable		82,844		256,198	208,190
Accrued expense		531,167		605,595	492,114
Financial derivatives		3,023		10,763	8,746
Deferred income tax liabilities		18,023		9,065	7,366
Other current liabilities		885,844		889,198	722,573

Total current liabilities		10,747,703		11,587,386	9,416,046

Total liabilities		51,804,224		58,121,797	47,230,454

Commitments and contingencies

Total shareholders’ equity and liabilities	(Won)	93,208,031	(Won)	99,610,398	$80,944,578

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	Won						U.S. dollars
	2008		2009		2010		2010
	(In millions, except per share amounts)						(In thousands, except per share amounts)
OPERATING REVENUES:
Sale of electricity	(Won)	30,708,544	(Won)	33,091,577	(Won)	37,518,463	$33,184,560
Other operating revenues		851,556		902,275		1,907,497	1,687,155

		31,560,100		33,993,852		39,425,960	34,871,714

OPERATING EXPENSES:
Power generation, transmission and distribution costs		27,101,532		25,829,287		31,138,425	27,541,505
Purchased power		4,433,889		3,666,468		3,429,923	3,033,719
Other operating costs		1,083,050		1,238,619		1,618,402	1,431,454
Selling and administrative expenses		1,739,702		1,544,656		1,659,057	1,467,413

		34,358,173		32,279,030		37,845,807	33,474,091

OPERATING INCOME (LOSS)		(2,798,073)		1,714,822		1,580,153	1,397,623

OTHER INCOME (EXPENSES):
Interest income		170,951		113,865		119,477	105,676
Interest expenses		(1,000,773)		(1,583,863)		(1,624,824)	(1,437,134)
Gain (loss) on foreign currency transactions and translation, net		(1,845,392)		662,812		119,919	106,067
Donations		(40,112)		(21,109)		(30,884)	(27,316)
Equity income of affiliates, net		98,611		22,473		75,477	66,758
Gain on disposal of investments, net		4,241		310		36,138	31,964
Impairment loss on investment securities		—		(60,636)		—	—
Gain (loss) on disposal of property, plant and equipment, net		14,305		38,896		21,921	19,389
Valuation gain (loss) on financial derivatives, net		1,341,887		(357,004)		(206,084)	(182,278)
Loss on early repayment of exchangeable bond		—		(540,593)		—	—
Other, net		210,752		332,440		345,873	305,920

		(1,045,530)		(1,392,409)		(1,142,987)	(1,010,956)

INCOME (LOSS) BEFORE INCOME TAX		(3,843,603)		322,413		437,166	386,667
INCOME TAX EXPENSES (BENEFITS)		(929,564)		370,145		457,021	404,229

NET INCOME (LOSS)		(2,914,039)		(47,732)		(19,855)	(17,561)

Controlling interest	(Won)	(2,955,339)	(Won)	(96,716)	(Won)	(72,156)	$(63,821)
Noncontrolling interest		41,300		48,984		52,301	46,260

	(Won)	(2,914,039)	(Won)	(47,732)	(Won)	(19,855)	$(17,561)

BASIC EARNINGS (LOSS) PER SHARE	(Won)	(4,746)	(Won)	(155)	(Won)	(116)	$(0.103)

DILUTED EARNINGS (LOSS) PER SHARE	(Won)	(4,746)	(Won)	(155)	(Won)	(116)	$(0.103)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	Common stock		Capital surplus		Capital adjustments		Accumulated other comprehensive income		Retained earnings		Minority interests		Total
Balances at January 1, 2008	(Won)	3,207,839	(Won)	14,558,256	(Won)	(741,825)	(Won)	83,915	(Won)	26,924,227	(Won)	234,441	(Won)	44,266,853
Net income (loss)		—		—		—		—		(2,955,339)		41,300		(2,914,039)
Dividends declared		—		—		—		—		(466,964)		—		(466,964)
Exercise of conversion right		—		(61)		—		—		—		—		(61)
Gain on disposal of subsidiary’s securities		—		148		—		—		—		—		148
Gain on disposal of treasury stock, net of tax		—		188		—		—		—		—		188
Changes in treasury stock		—		—		336		—		—		—		336
Changes in unrealized losses on available-for-sale securities		—		—		—		(8,274)		—		—		(8,274)
Equity in other comprehensive income of affiliates		—		—		—		205,359		—		—		205,359
Changes in translation adjustments of foreign subsidiaries		—		—		—		45,266		—		—		45,266
Changes in valuation of derivatives		—		—		—		108,798		—		—		108,798
Changes in minority interests		—		—		—		—		—		37,204		37,204

Balance at December 31, 2008		3,207,839		14,558,531		(741,489)		435,064		23,501,924		312,945		41,274,814

Net income (loss)		—		—		—		—		(96,716)		48,984		(47,732)
Changes in discount on stock issuance		—		—		(98)		—		—		—		(98)
Changes in other capital surplus		—		110,032		—		—		—		—		110,032
Changes in unrealized losses on available-for-sale securities		—		—		—		18,086		—		—		18,086
Equity in other comprehensive income of affiliates		—		—		—		107,968		—		—		107,968
Changes in translation adjustments of foreign subsidiaries		—		—		—		(31,303)		—		—		(31,303)
Changes in valuation of derivatives		—		—		—		(42,604)		—		—		(42,604)
Changes in minority interests		—		—		—		—		—		14,644		14,644

Balances at December 31, 2009		3,207,839		14,668,563		(741,587)		487,211		23,405,208		376,573		41,403,807

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	Common stock		Capital surplus		Capital adjustments		Accumulated other comprehensive income		Retained earnings		Minority interests		Total
Net income (loss)		—		—		—		—		(72,156)		52,301		(19,855)
Gain on disposal of subsidiary’s securities		—		96,101		—		—		—		—		96,101
Changes in other capital surplus		—		(33)		—		—		—		—		(33)
Changes in unrealized losses on available-for-sale securities		—		—		—		1,407		—		—		1,407
Equity in other comprehensive income of affiliates		—		—		—		(13,400)		—		—		(13,400)
Changes in translation adjustments of foreign subsidiaries		—		—		—		17,168		—		—		17,168
Changes in valuation of derivatives		—		—		—		(38,458)		—		—		(38,458)
Changes in minority interests		—		—		—		—		—		41,864		41,864

Balances at December 31, 2010	(Won)	3,207,839	(Won)	14,764,631	(Won)	(741,587)	(Won)	453,928	(Won)	23,333,052	(Won)	470,738	(Won)	41,488,601

U.S. dollars (In thousands)		$2,837,289		$13,059,111		$(655,923)		$401,493		$20,637,760		$416,361		$36,696,091

KOREA ELECTRIC POWER CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	Won						U.S. dollars (Note2)
	2008		2009		2010		2010
	(In millions)						(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	(Won)	(2,914,039)	(Won)	(47,732)	(Won)	(19,855)	$(17,561)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		6,233,033		6,318,534		6,415,199	5,674,154
Property, plant and equipment removal loss		302,288		276,724		266,889	236,060
Provision for severance and retirement benefits		483,909		238,001		423,221	374,333
Provision for decommissioning costs, net		379,281		223,387		234,528	207,437
Provision for decontamination of Transformer, net		13,016		16,222		15,022	13,287
Bad debt expense		20,616		28,397		2,217	1,961
Amortization of discount on debentures Issued and long-term loans, net		38,735		197,217		182,624	161,528
Loss (gain) on foreign currency translation, net		1,586,241		(659,151)		(91,187)	(80,654)
Equity income of affiliates, net		(98,611)		(22,473)		(75,477)	(66,758)
Impairment loss on investment securities		—		60,636		—	—
Gain on disposal of property, plant and equipment, net		(14,305)		(38,896)		(21,921)	(19,389)
Gain on disposal of investment assets, net		—		—		(4,482)	(3,964)
Deferred income tax expense, net		(1,540,780)		282,931		119,858	106,013
Valuation loss (gain) on financial derivatives		(1,341,887)		357,004		206,084	182,278
Transaction loss on financial derivatives		154,114		(42,856)		(3,456)	(3,057)
Loss on early repayment of exchangeable bond		—		540,593		—	—
Other losses (gains), net		(135,364)		38,859		87,195	77,122
Changes in assets and liabilities:
Trade receivables		(216,627)		(452,910)		(494,690)	(437,546)
Other accounts receivable		(176,891)		229,266		13,271	11,738
Inventories		(1,779,959)		(672,328)		(842,584)	(745,254)
Investments under the equity method		33,102		28,973		35,574	31,465
Other current assets		55,700		6,610		(76,684)	(67,826)
Trade payables		773,558		(315,952)		513,145	453,870
Other accounts payable		69,415		(33,951)		(302,523)	(267,577)
Income tax payable		(14,157)		(387,739)		173,832	153,752
Accrued expense		41,973		(9,150)		85,695	75,796
Other current liabilities		83,130		58,274		(4,437)	(3,924)
Payment of severance and retirement benefits, net		(78,204)		(173,430)		(579,624)	(512,669)
Payment of decommissioning costs		(8,791)		(254,287)		(275,238)	(243,444)
Payment of other provision		(54,238)		(114,793)		(91,608)	(81,026)
Other, net		67,032		62,511		(252,425)	(223,267)

Net cash provided by operating activities		1,961,290		5,738,491		5,638,163	4,986,877

(Continued)

KOREA ELECTRIC POWER CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 (CONTINUED)

	Won						U.S. dollars (Note2)
	2008		2009		2010		2010
	(In millions)						(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of property, plant and equipment	(Won)	47,669	(Won)	232,274	(Won)	100,766	89,126
Additions to property, plant and equipment		(8,924,622)		(11,243,965)		(10,813,733)	(9,564,597)
Receipt of construction grants		1,141,724		1,197,173		1,293,347	1,143,947
Proceeds from disposal of investment securities		71,308		119		1,210	1,070
Acquisition of investment securities		(164,014)		(752,164)		(1,155,326)	(1,021,870)
Increase in long-term loans, net		(177,278)		(2,628)		(302,684)	(267,720)
Acquisition of intangible assets		(360,604)		(249,677)		(59,437)	(52,571)
Increase in other non-current assets		(157,363)		(330,207)		214,290	189,537
Increase in short-term financial instruments, net		1,357,132		97,787		(205,340)	(181,620)
Decrease in current portion of long-term loans, net		23,095		39,616		38,227	33,811

Net cash used in investing activities		(7,142,953)		(11,011,672)		(10,888,680)	(9,630,887)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt		9,887,176		11,821,305		11,511,316	10,181,599
Proceeds from borrowings under conditional agreements		3,032		3,447		2,041	1,805
Repayment of long-term debt		(4,681,712)		(5,964,054)		(5,790,266)	(5,121,410)
Proceed from short-term borrowings, net		509,670		(594,340)		(207,492)	(183,524)
Proceeds from treasury stock, net		—		—		—	—
Dividends paid		(492,286)		(45,920)		(32,498)	(28,744)
Settlement of financial derivatives		(211,688)		37,056		316,173	279,651
Other, net		11,023		35,772		53,062	46,933

Net cash provided by financing activities		5,025,215		5,293,266		5,852,336	5,176,310

INCREASE (DECREASE) FROM CHANGES IN CONSOLIDATED SUBSIDIARIES		(4,689)		661		10,586	9,363

CHANGE IN CASH AND CASH EQUIVALENTS FROM THE TRANSLATION OF FOREIGN SUBSIDIARIES		39,094		16,358		(4,510)	(3,989)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(122,043)		37,104		607,895	537,674

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		1,574,329		1,452,286		1,489,390	1,317,345

CASH AND CASH EQUIVALENTS, END OF YEAR	(Won)	1,452,286	(Won)	1,489,390	(Won)	2,097,285	$1,855,019

Details regarding the information above will be provided in a future filing on Form 20-F for fiscal year 2010 to be filed prior to June 30, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Shin, Chang-keun
Name:	Shin, Chang-keun
Title:	Vice President

Date: April 4, 2011